SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Accesspoint Corporation
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    00432T104
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                                 (CUSIP Number)

                             Hardy L. Thomas, Esq.
                             6101 West Century Blvd.
                                    2nd Floor
                          Los Angeles, California 90045
                                 (310) 556-1444
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



                             SCHEDULE 13D

CUSIP No. 00432T104
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Net Integrated Solutions, Inc.


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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
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                  7     SOLE VOTING POWER

                        4,486,795
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,131,418
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,486,795
    WITH
                        ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          11,618,213

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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          50.20

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14    TYPE OF REPORTING PERSON*

           CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 00432T104

                                  SCHEDULE 13D
Item 1. Security and Issuer

         Common Stock, $.001 par value per share

         Accesspoint Corporation
         38 Executive Park
         Suite 350
         Irvine, California 92614

     Item 2. Identity and Background.

     (a) Net Integrated Systems, Inc., a Bermuda corporation.


     (b) Net Integrated Systems, Inc.
         Sofia House
         48 Church Street
         Hamilton HM GX
         Bermuda

     (c) The principal business of Net Integrated Systems, Inc. is:

         Investment Holding Company which provides business management services.

         The principal business address and the address of the principal office of Net Integrated Systems, Inc. is:

         Net Integrated Systems, Inc.
         Sofia House
         48 Church Street
         Hamilton HM GX
         Bermuda

     (d) No person reporting hereunder was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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

     (e) No person reporting hereunder was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     In conjunction with, and as partial inducement for, a loan of up to $5,000,000.00 by Net Integrated Systems, Inc. to the Issuer, three shareholders of the Issuer, consisting of Tom M. Djokovich, Access Holdings Limited Partnership and Alfred Urcuyo, collectively transferred 4,486,795 shares of common voting stock of the Issuer to Net Integrated Systems, Inc., and granted an irrevocable voting proxy for collective voting power over another 7,131,418 shares of common voting stock of the Issuer. Net Integrated Systems, Inc. also entered into a management agreement with the Issuer which provides for the payment of a management fee of $10,000.00 per month to Net Integrated Systems, Inc., which fee accrues and is only payable to the extent the Issuer then has current operating profits reasonably sufficient to pay the fee.

     The above collective transfers and grants of voting interests consist of the following individual transactions: (1) Tom M. Djokovich transferred 3,605,256 shares and granted an irrevocable voting proxy to Net Integrated Systems, Inc. for the voting of another 3,605,257 shares of common voting stock of the Issuer; (2) Access Holdings Limited Partnership transferred 476,259 shares and granted an irrevocable voting proxy to Net Integrated Systems, Inc. for the voting of another 1,905,037 shares of common voting stock of the Issuer; and (3) Alfred Urcuyo transferred 405,280 shares and granted an irrevocable voting proxy to Net Integrated Systems, Inc. for the voting of another 1,621,124 shares of common voting stock of the Issuer.

     The  above  three  shareholders  also  separately  granted  Net  Integrated
Systems, Inc. a stock option to purchase all or part of the shares subject to the irrevocable voting proxy. The stock option is exercisable at $2.00 per share. The three shareholders of the Issuer acquired their shares of Accesspoint Corporation from their own funds, or as compensation for services, prior to the present transaction. No other cash consideration was paid for the shares. The source of funds for the loan by Net Integrated Systems, Inc. to the Issuer is from the separate funds of Net Integrated Systems, Inc.

     Item 4. Purpose of Transaction.

     The person reporting hereunder owns the securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, the then market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

     Other than as described herein, no person reporting hereunder has any plans or proposals which may result or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


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

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer, other than to pose no objection to the acceptance by the Issuer of the resignations of Tamara Djokovich, James W. Bentley and Mark Deo as directors and the appointment of Marcia Allen, Christine E. Crocker, and Ronald J. Penna as directors by the remaining directors to fill the vacancies so created.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer.

     (a)(b) Net  Integrated  Systems,  Inc.  beneficially  owns an  aggregate of
11,618,213 shares of the Issuer's common voting stock, representing approximately 50.20% of the total shares of common voting stock deemed outstanding. Such shares of common voting stock include 4,486,795 shares of common voting stock held of record by Net Integrated Systems, Inc. and 7,131,418 shares of common voting stock issuable upon the exercise of options at an exercise price of $2.00 per share. The above 7,131,418 shares of the Issuer's common voting stock are also subject to partial shared voting power (shared with the granting shareholders) pursuant to irrevocable voting proxies.

     The irrevocable voting proxies provide that Net Integrated Systems, Inc., as the holder of this Proxy, must obtain the prior written consent of a majority-in-interest of all of the proxy grantors to vote or otherwise act in favor of or otherwise approve (a "yes" vote) the sale of assets, liquidation, bankruptcy, suspension of business, merger, reorganization or other disposition of the Issuer or its assets or business (or that of its subsidiaries), including materially changing the nature of business conducted by the Issuer or its subsidiaries, the issuance of additional shares of or equity ownership in the Issuer or its subsidiaries (or warrants or options or any other securities), any act which might cause dilution of the existing shares, of any class or series, of the Issuer or its subsidiaries, the amendment of the Articles of

Incorporation or Bylaws of the Issuer or its subsidiaries, the payment, either directly or indirectly, of any fee, compensation, dividend, or distribution to Net Integrated Systems, Inc., or any of its officers, members, owners, principals, affiliates, agents or representatives, or the approval of any contract, transaction or arrangement involving any entity in which Net Integrated Systems, Inc., or any of its officers, members, owners, principals, affiliates, agents or representatives may have an interest.

     In connection with the stock option agreements and related transactions, Net Integrated Systems, Inc. entered into a rights and benefits agreement with certain non-U.S. persons whereby Net Integrated Systems, Inc. assigned the right to receive fifty Percent (50%) of any profit received or gain realized from any sale by Net Integrated Systems, Inc. of shares of any securities of the Issuer or Processing Source International, Inc. then owned or thereafter acquired by Net Integrated Systems, Inc. pursuant to the exercise of any of the stock options granted by Tom M. Djokovich, Access Holdings Limited Partnership or Alfred Urcuyo or by way of any other transfer from any of the above persons or entities.

     (c) Except with respect to the above transfers and acquisitions of shares, grants of pledges, options and voting rights as referred to herein, and the above assignment of profit participation pursuant to the rights and benefits agreement, there have been no other transactions in the Issuer's securities effected by any person reporting hereunder during the preceding 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The above transfers and grants of voting interests were made in conjunction with, and as partial inducement for, a loan of up to $5,000,000.00 by Net Integrated Systems, Inc. to the Issuer. Pursuant to the loan, the Issuer entered into a Revolving Line of Credit Secured Promissory Note ('Note") and a Secured Loan Agreement. The Note bears interest at the rate of six percent (6%) per annum for any credit extended thereunder. The Note is due upon the written demand of Net Integrated Systems, Inc, or December 14, 2005, or upon material default by Issuer thereunder, whichever shall first occur.

     As additional security for the Note, the above three shareholders also entered into separate Stock Pledge Agreements hereby they pledged a security interest in their shares of common voting stock of the Issuer. The same shares are also subject to the stock options and the irrevocable voting proxies. The Stock Pledge Agreements were to be enforced only upon the prior enforcement and exhaustion of remedies under the Secured Loan Agreement.

     Net Integrated Systems, Inc. also entered into management agreements for the term of 5 years with the Issuer and with the Issuer's wholly owned subsidiary, Processing Source International, Inc., which provide for the payment of management fees of $10,000.00 per month to Net Integrated Systems, Inc., which fees accrue and are only payable to the extent the Issuer or its subsidiary then have current operating profits reasonably sufficient to pay the fees. The Management Agreements also provide for the payment of a fee of $1,000,000.00 upon voluntary termination by the Issuer during the first year.

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

The monthly management fees actually received by Net Integrated Systems, Inc. are credited against the voluntary termination fee. The Management Agreements may be terminated at any time for cause without the payment of the voluntary termination fee.

     The  above  three  shareholders  also  separately  granted  Net  Integrated
Systems, Inc. a stock option to purchase all or part of the shares subject to the irrevocable voting proxy. The stock options are exercisable at $2.00 per share. The three shareholders may call the stock options after 18 months. If Net Integrated Systems, Inc. does not exercise the stock option, the shares not subject to transfer on exercise are released from the stock option obligation. The stock options provide for equal exercise, share-for-share and dollar-for-dollar, against all shares of common voting stock of the Issuer in which Net Integrated Systems, Inc. was granted an option by Tom M. Djokovich, The Access Holdings Limited Partnership, and Alfred Urcuyo.

     The Issuer pledged all of its assets as collateral of the loan pursuant to the terms of the Secured Loan Agreement. However, the parties agreed that the first resource for payment of the Note would be from the exercise proceeds potentially available to the Issuer under the stock option agreements granted by Tom M. Djokovich, Access Holdings Limited Partnership and Alfred Urcuyo and that Net Integrated Systems, Inc. would exercise its options under the stock option agreements as a first and primary source of repayment of the Note. The exercise price upon exercise on a default under the Note is then at the lesser of $2.00 per share or the then quoted price of shares of common voting stock of the Issuer. In accordance with the terms of the subject stock option agreements, the grantors thereunder are afforded the opportunity to elect to direct the exercise proceeds to the Issuer to be used to repay the Note. If the grantors elect not to direct proceeds to the Issuer to repay the Note, Net Integrated Systems, Inc. may then enforce its other remedies under the Secured Loan Agreement against the pledged assets of the Issuer.

     In connection with the stock option agreements and related transactions, Net Integrated Systems, Inc. entered into a rights and benefits agreement with certain non-U.S. persons as discussed at Item 5.(a), above.

     Item 7. Material to be Filed as Exhibits

     Attached hereto as exhibits are the forms of certain documents and agreements applicable, as expressed in and by separate instruments, to each of Tom M. Djokovich, Access Holdings Limited Partnership and Alfred Urcuyo, which specific agreements contain the information set in the following tables: (i) Stock Transfer Letter; (ii) Stock Option Agreement; (iii) Stock Pledge Agreement; and (iv) Irrevocable Voting Proxy. Also attached hereto as exhibits is the form of the management agreement, which is applicable, as expressed in and by separate instruments, to each of the registrant and Processing Source International, Inc.

         Stock Transfer Letter
         -----------------------------------------------------------------------
         Transferor                                 Number of Shares Transferred
         ----------                                 ----------------------------

         Tom M. Djokovich                                     3,605,256

         Access Holdings Limited Partnership                    476,259

         Alfred Urcuyo                                          405,280
         -----------------------------------------------------------------------


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

         Stock Option Agreement
         -----------------------------------------------------------------------
         Optionor                                   Number of Shares Optioned
         --------                                   -------------------------

         Tom M. Djokovich                                     3,605,257

         Access Holdings Limited Partnership                  1,905,037

         Alfred Urcuyo                                        1,621,124
         -----------------------------------------------------------------------


         Stock Pledge Agreement
         -----------------------------------------------------------------------
         Pledgor                                     Number of Shares Pledged
         -------                                     ------------------------

         Tom M. Djokovich                                     3,605,257

         Access Holdings Limited Partnership                  1,905,037

         Alfred Urcuyo                                        1,621,124
         -----------------------------------------------------------------------


         Irrevocable Voting Proxy
         -----------------------------------------------------------------------
         Grantor                               Number of Shares subject to Proxy
         -------                               ---------------------------------

         Tom M. Djokovich                                     3,605,257

         Access Holdings Limited Partnership                  1,905,037

         Alfred Urcuyo                                        1,621,124
         -----------------------------------------------------------------------

         The following exhibits are filed as part of this report:

----------------            ----------------------------------------------------
Exhibit Number                                 Description
----------------            ----------------------------------------------------
         10.1.               Form of Stock Transfer Letter
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         10.2.               Form of Stock Option Agreement
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         10.3.               Form of First Amendment to Stock Option Agreement
----------------            ----------------------------------------------------
         10.4.               Form of Stock Pledge Agreement
----------------            ----------------------------------------------------
         10.5.               Form of Irrevocable Voting Proxy
----------------            ----------------------------------------------------


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         10.6.               Revolving Line of Credit Secured Promissory Note
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         10.7.               Secured Loan Agreement
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         10.8.               Form of Management Agreement
----------------            ----------------------------------------------------
         10.9.               Rights and Benefits Assignment Agreement
----------------            ----------------------------------------------------


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information as set forth in this statement is true, complete and correct.

         Dated: January 18, 2002                  NET INTEGRATED SYSTEMS, INC.,
                                                  a Bermuda corporation




                                                  By:/s/ RONALD J. PENNA
                                                     -------------------------
                                                     Ronald J. Penna,
                                                     President













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